Exhibit 14

Arcadia Opportunity Master Fund, Ltd.
c/o Arcadia Capital Advisors, LLC
175 Great Neck Road, Suite 406
Great Neck, NY 11021

February 19, 2010

BY FEDEX, FACSIMILE AND E-MAIL

CPEX Pharmaceuticals, Inc.
2 Holland Way
Exeter, New Hampshire, 03833
Attention: Corporate Secretary

Ms. Deborah S. Birnbach
Goodwin Proctor LLP
Exchange Place
Boston, MA 02109

Ladies and Gentlemen:

On January 29, 2010, Arcadia Opportunity Master Fund, Ltd. ("Arcadia") submitted a letter to CPEX Pharmaceuticals, Inc., a Delaware corporation (the "Company"), requesting that it be permitted to inspect the books, records and documents of the Company and to make copies or extracts therefrom pursuant to Section 220 of the Delaware General Corporation Law (“January Demand Letter”).  A copy of the January Demand letter is attached hereto.  By your letter dated February 3, 2010, the Company refused Arcadia’s demand.  Arcadia does not believe the Company had proper grounds to refuse its demand and is not addressing the same at this time and reserves all rights with respect thereto.  Without prejudice to the foregoing, Arcadia is hereby re-submitting the January Demand Letter as of the date hereof in light of Arcadia’s reaffirmation and valid nomination of Mr. Rofé as a director at the Company’s upcoming annual meeting of stockholders, as evidenced by its letter to the Company dated February 17, 2010.  The purpose of this demand is to enable Arcadia and its affiliates to communicate with the Company's stockholders in connection with the same.

Arcadia hereby designates and authorizes Paul Fasciano of Sadis & Goldberg LLP and any other persons designated by it, acting singly or in any combination, to conduct the inspection and copying herein requested. It is requested that the materials identified above be made available to the designated parties no later than March 1, 2010. Pursuant to Section 220 of the DGCL, you are required to respond to this demand within five business days of the date hereof. Accordingly, please advise Mr. Fasciano, at (212) 573-8025, as promptly as practicable within the requisite timeframe, when and where the items requested above will be made available to Arcadia. If the Company contends that this demand is incomplete or is otherwise deficient in any respect, please notify Arcadia immediately in writing, with a copy to Mr. Fasciano, facsimile (212) 573-8026, setting forth the facts that the Company contends support its position and specifying any additional information believed to be required.  In the absence of such prompt notice, Arcadia will assume that the Company agrees that this demand complies in all respects with the requirements of the DGCL. Arcadia reserves the right to withdraw or modify this demand at any time.

Very truly yours,

Arcadia Opportunity Master Fund, Ltd.

By:	/s/ Richard S. Rofé
Name:	Richard S. Rofé
Title:	Authorized Signatory

Attachments:	Original Demand Letter Dated January 29, 2010 (being resubmitted as of the date hereof)